Exhibit 99.1

QuarterlyReport to Shareholders

TransCanada Reports First Quarter Results,
Bruce Power Refurbishment Nearing Completion

CALGARY, Alberta – April 27, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for first quarter 2012 of $363 million or $0.52 per share.  Net income attributable to common shares for first quarter 2012 was $352 million or $0.50 per share.  TransCanada’s Board of Directors also declared a quarterly dividend of $0.44 per common share for the quarter ending June 30, 2012, equivalent to $1.76 per common share on an annualized basis.

"TransCanada continued to produce solid earnings in a challenging environment," said Russ Girling, TransCanada's president and chief executive officer.  "A very warm winter, historically low natural gas prices and planned maintenance outages at Bruce Power impacted earnings in the first quarter of 2012.  The return to service of two refurbished nuclear reactors at Bruce Power and the contribution from other new assets position TransCanada well for the future. As gas and power prices recover combined with the completion of our current $13 billion capital program, I fully expect TransCanada will continue to grow cash flow, earnings and dividends in the years ahead."

Over the next three years, TransCanada expects to complete $13 billion of projects that are in the advanced stages of development - $7.8 billion in oil pipelines, $2.2 billion in natural gas pipelines and $3 billion in energy.  They include: the re-start of two reactors at Ontario’s Bruce nuclear facility, the Keystone Gulf Coast Project and Keystone XL, the Keystone Bakken Marketlink Project, the Keystone Hardisty Terminal Project, additional extensions and expansions of the Alberta System, the Tamazunchale natural gas pipeline extension in Mexico, the final phase of the Cartier Wind power project in Québec and the acquisition of nine Ontario solar projects.

To date, the Company has spent approximately $6 billion on these low-risk energy infrastructure assets and is well positioned to fund the remainder of this capital program from internally generated cash flow and debt capacity.  TransCanada expects these assets to generate significant, sustained earnings and cash flow growth and deliver superior returns to its shareholders.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
•	First quarter financial results
o	Comparable earnings of $363 million or $0.52 per share
o	Net income attributable to common shares of $352 million or $0.50 per share
o	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.1 billion
o	Funds generated from operations of $841 million
•	Declared a quarterly dividend per common share of $0.44 for the quarter ending June 30
•	Bruce Power entered the final phase of the refurbishment and re-start project. TransCanada’s share of the project costs is expected to be approximately $2.4 billion
•	Advanced a number of initiatives in the Oil Pipelines business
o	Announced plans to build the US$2.3 billion Gulf Coast Project to transport crude oil from Cushing, Oklahoma to Gulf Coast refineries
o	Announced commitment to re-file a Presidential Permit application for the Keystone XL Project from the U.S./Canada border to Steele City, Nebraska
o	Launched and concluded a binding open season for the Keystone Hardisty Terminal to store and deliver crude oil to the Keystone Pipeline System
•	Awarded a contract to build a US$500 million extension of the Tamazunchale natural gas pipeline in Mexico

Comparable earnings for first quarter 2012 were $363 million or $0.52 per share compared to $423 million or $0.61 per share for the same period in 2011.  Incremental earnings from Keystone and other recently commissioned assets were more than offset by lower contributions from Bruce Power related to planned maintenance outages, reduced revenues from U.S. natural gas pipelines and natural gas storage, higher interest expense as a result of lower capitalized interest and reduced contributions from the Canadian Mainline and U.S. Power.

Net income attributable to common shares for first quarter 2012 was $352 million or $0.50 per share compared to $411 million or $0.59 per share in first quarter 2011.

Notable recent developments in Oil Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Oil Pipelines:

•
The Company announced in February 2012 that what had previously been the Cushing to U.S. Gulf Coast portion of the Keystone XL Project has its own independent value to the marketplace and will be constructed as the stand-alone Gulf Coast Project, not part of the Presidential Permit process.  The approximate cost of the 36-inch line is US$2.3 billion and, subject to regulatory approvals, TransCanada expects the Gulf Coast Project to be in service in mid to late 2013.  As of March 31, 2012, US$800 million has been invested in the project.  Included in the US$2.3 billion cost is US$300 million for the 76 kilometre (km) (47-mile) Houston Lateral pipeline that will transport oil to Houston refineries.

U.S. crude oil production has been growing significantly in States such as Oklahoma, Texas, North Dakota and Montana. Producers do not have access to enough pipeline capacity to move this production to the large refining market at the U.S. Gulf Coast. The Gulf Coast Project will address this constraint.

•	Also in February, TransCanada sent a letter to the U.S. Department of State (DOS) informing the Department the Company plans to re-file a Presidential Permit application (cross border permit) in the near future for the Keystone XL Project from the U.S./Canada border in Montana to Steele City, Nebraska. TransCanada noted it would supplement that application with an alternative route in Nebraska as soon as that route is selected.

The application will include the already reviewed route in Montana and South Dakota. The over three year environmental review for Keystone XL completed last summer was the most comprehensive process ever for a cross border pipeline. Based on that work, TransCanada expects its cross border permit should be processed expeditiously and a decision made once a new route in Nebraska is determined.

Earlier this month, legislation was passed in Nebraska and signed into law by the Governor that enabled TransCanada to re-engage with the State’s Department of Environmental Quality (DEQ), allowing the Company to continue to work collaboratively in determining an alternative route for Keystone XL that avoids the Sandhills.  Alternative routing corridors and a preferred corridor were submitted to the DEQ April 18, 2012.  The Department will now oversee the public comment and review process as TransCanada develops a specific alternate route.

The capital cost of Keystone XL is estimated to be US$5.3 billion, with US$1.5 billion having been invested as of March 31, 2012.  The remainder will be spent between now and the in-service date of the expansion, which is expected by late 2014 or early 2015.

•
In March 2012, TransCanada launched and concluded an open season to obtain binding commitments for the Keystone Hardisty Terminal. The two million barrel project located at Hardisty, Alberta will provide new infrastructure for Western Canadian producers and access to the Keystone Pipeline System.  TransCanada is currently reviewing the results of the open season.  The Keystone Hardisty Terminal is expected to be operational by late 2014 or early 2015.

Natural Gas Pipelines:

•
The National Energy Board (NEB) approved $330 million of expansion projects for the Alberta System in first quarter 2012 which is a portion of the previously reported $810 million of projects for the Alberta System filed in 2011 – the balance of which are still awaiting approval.

TransCanada’s Alberta System has incremental, firm commitments to transport approximately 3.4 billion cubic feet per day (Bcf/d) from western Alberta and northeast B.C. by 2014.  Further requests for additional volumes on the Alberta System from the northwest portion of the Western Canada Sedimentary Basin (WCSB) have been received.

In addition, infrastructure to connect WCSB supply to markets continues to be pursued, particularly to support further development of Alberta oil sands production and to supply proposed liquefied natural gas (LNG) export facilities on the West Coast.

During the first four months of 2012, TransCanada has substantially completed 10 separate pipeline projects for the Alberta System at a cost of approximately $600 million.

•
On June 4, 2012, an NEB hearing will begin to discuss TransCanada’s application to change the business structure and the terms and conditions of service for the Canadian Mainline, including addressing tolls for 2012 and 2013.  The hearing is expected to conclude in September with a decision in late 2012 or early 2013.

TransCanada is working to construct new pipeline infrastructure to provide Southern Ontario with additional natural gas supply from the Marcellus shale basin.  The NEB is continuing to assess the application for the project that was filed late last fall.   Assuming the project receives approval to proceed, construction is scheduled to begin in early July 2012, with planned completion in November 2012.  The capital cost of the Marcellus Facilities Expansion is expected to be approximately $130 million.

An open season to attract new capacity on the Canadian Mainline to capture additional Marcellus gas supply will close in May.  It is being held in response to shippers who have expressed interest in acquiring additional transport capacity.

•
On February 24, 2012, the Company was chosen to build, own and operate the Tamazunchale Pipeline Extension in Mexico.  Construction of the pipeline is supported by a 25-year natural gas transportation service contract with the Comisión Federal de Electricidad (CFE), Mexico's state-owned power company.

TransCanada anticipates investing approximately US$500 million in the pipeline and expects it will be operational in the first quarter of 2014. The 235-km (146-mile) long pipeline has a contracted capacity of 630 million cubic feet a day (mmcf/d). The pipeline will originate at the end of TransCanada's existing Tamazunchale Pipeline, eventually connecting with Mexico's existing pipeline grid and serve a CFE combined-cycle power generating facility.

The Tamazunchale Pipeline Extension demonstrates TransCanada’s continued commitment to developing Mexico's energy infrastructure to meet growing requirements for increased natural gas supply.  The Mexican government recently announced a number of additional natural gas infrastructure projects for the country.  This infrastructure will assist Mexico in meeting growing demand and support greenhouse gas reduction initiatives by enabling access to natural gas as a replacement fuel for heavy oil.  TransCanada intends to continue to pursue future development opportunities in Mexico.

•
The Alaska North Slope producers (Exxon Mobil Corporation, ConocoPhillips and BP), along with TransCanada through its participation in the Alaska Pipeline Project, announced in March 2012 the companies have agreed on a work plan aimed at commercializing North Slope natural gas resources through a liquefied natural gas (LNG) option.  This would involve construction of a natural gas pipeline from the North Slope to Valdez, Alaska where the gas would be liquefied and shipped to international markets.

Energy:

•
Bruce Power received authorization from the Canadian Nuclear Safety Commission on March 16, 2012 to power up the Unit 2 reactor, effectively ending the construction and commissioning phases of the project.  This positive development represented the final major step necessary toward bringing the reactor into service.

•	The reactor is presently producing steam and final safety checks are being conducted. The company anticipates the unit will start commercial operations in second quarter 2012. Refurbishment of the Unit 1 reactor at Bruce Power is also progressing and it is expected to begin commercial operations in mid third quarter 2012.

•	TransCanada's share of the net capital cost of the refurbishment is expected to be approximately $2.4 billion. Once the work is complete, Bruce Power will be one of the world's largest nuclear facilities, generating more than 6,200 megawatts (MW) or about 25 per cent of Ontario's power.

•
The 111 MW second phase of Gros-Morne is expected to be operational in December 2012.  Its construction will signal the completion of the 590 MW, five-phase Cartier Wind project in Québec.  The project is 62 per cent owned by TransCanada and all of the power produced by Cartier Wind is sold under a 20-year power purchase arrangement (PPA) to Hydro-Québec.

•
Late in 2011, TransCanada agreed to purchase nine Ontario solar projects from Canadian Solar Solutions Inc., with a combined capacity of 86 MW, for approximately $470 million.  All nine projects have 20-year power purchase agreements with the Ontario Power Authority.

Under the terms of the agreement, each of the nine solar projects will be developed and constructed by Canadian Solar Solutions Inc. utilizing their photovoltaic panels.  TransCanada will purchase each project after they begin commercial operation and meet certain milestones.  TransCanada anticipates the projects will be operational between late 2012 and mid-2013.

•
TransAlta filed a force majeure claim in January 2011 following the shut down of Sundance A Units 1 and 2 in December 2010.  In February 2011, TransAlta notified TransCanada that it had determined it was uneconomic to replace or repair Units 1 and 2 and that the Sundance A PPA should be terminated.

TransCanada has disputed both the force majeure and economic destruction claims.  An arbitration process to resolve the matter began in early April and is expected to conclude in May, with a decision anticipated in mid-2012.

TransCanada has continued to record revenues and costs as it considers this event to be an interruption of supply. The Company believes the matter will be resolved in its favour.

Corporate:

•
In March 2012, TransCanada PipeLines Limited issued Senior Notes of US$500 million maturing on March 2, 2015 and bearing interest at an annual rate of 0.875 per cent.  The net proceeds of this offering were used to for general corporate purposes and to reduce short-term indebtedness.

•
The Board of Directors of TransCanada declared a quarterly dividend of $0.44 per share for the quarter ending June 30, 2012 on TransCanada’s outstanding common shares.  The quarterly amount is equivalent to $1.76 per common share on an annual basis.

•
As previously disclosed, TransCanada adopted U.S. generally accepted accounting principles (U.S. GAAP) effective January 1, 2012.  Accordingly, first quarter 2012 financial information, along with comparative financial information for 2011, has been prepared in accordance with U.S. GAAP.

Teleconference – Audio and Slide Presentation:

TransCanada will hold a teleconference and webcast to discuss its 2012 first quarter financial results. Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments before opening the call to questions from analysts and members of the media.

Event:
TransCanada 2012 first quarter financial results teleconference and webcast

Date:
Friday, April 27, 2012

Time:
1 p.m. mountain daylight time (MDT) / 3 p.m. eastern daylight time (EDT)

Analysts, members of the media and other interested parties are invited to participate by calling 866.226.1792 or 416.340.2216 (Toronto area).  Please dial in 10 minutes prior to the start of the call. No pass code is required.  A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) May 4, 2012. Please call 905.694.9451 or 800.408.3053 (North America only) and enter pass code 8130635.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

Media Enquiries:	Shawn Howard	403.920.7859 800.608.7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522

First Quarter 2012 Financial Highlights

Operating Results

Three months ended March 31
(unaudited)
(millions of dollars)	2012	2011

Revenues	1,911	1,868

Comparable EBITDA(1)	1,113	1,163

Net Income Attributable to Common Shares	352	411

Comparable Earnings(1)	363	423

Cash Flows
Funds generated from operations(1)	841	815
(Increase)/decrease in operating working capital	(169)	19
Net cash provided by operations	672	834

Capital Expenditures	464	567

Common Share Statistics

Three months ended March 31
(unaudited)	2012	2011

Net Income per Common Share - Basic	$0.50	0.59

Comparable Earnings per Common Share(1)	$0.52	0.61

Dividends Declared per Common Share	$0.44	0.42

Basic Common Shares Outstanding (millions)
Average for the period	704	698
End of period	704	700

(1)	Refer to the Non-GAAP Measures section in this news release for further discussion of Comparable EBITDA, Comparable Earnings, Funds Generated from Operations and Comparable Earnings per Share.